Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: The Sumitomo Trust and Banking Co., Ltd.
Subject Company: The Sumitomo Trust and Banking Co., Ltd.
Commission File Number: 132-02705
Dated December 11, 2009

1H Fiscal Year 2009   Information Meeting on Financial Results   Presentation

■	I am Hitoshi Tsunekage, President of The Sumitomo Trust & Banking. Thank you very much for taking the time out of your busy schedule to attend our information meeting on financial results today.
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At the previous information meeting, I defined an environment after the global financial crisis as the “New Paradigm”, and explained our policy to strengthen the business structure so as to provide promptly “Comprehensive solutions” in response to diversified and complex clients’ needs, while providing against “Tunnel (darkness)” which we might be faced within the near future.

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This half year was a very important six months for our company to break through the “New Paradigm”. During this time, each decision as to management strategy and each action for financial purposes were taken with the spirit of “Trustee-ness,” which I repeatedly referred to since I assumed this post, in mind, and in line with the management philosophy of the best balance of “offense” and “defense.” At today’s information meeting on financial results, I would like to communicate their significance and results as much as possible.

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Today, first of all I would like to go through our 1H results and financial situation, and explain our efforts in financial risk reductions, and also the situation of our capital foundations. Next, I want to provide an update on our group strategy, especially the one concerning the purchase of Nikko Asset Management (hereafter, Nikko AM). Then finally, I would like to explain the significance and aims of our basic agreement on management integration with Chuo Mitsui Trust Group.

■	Please look at page 3 of the presentation material.

(P. 3) 1HFY2009 financial results
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First of all, consolidated net income decreased by 9.0 billion yen from 1HFY2008 to 19.2 billion yen, mainly due to the increase in total credit costs on non-consolidated basis. Compared to the forecast announced in May, both total credit costs and net income are generally proceeding as planned.

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Next, looking at non-consolidated results, net business profit before credit costs increased by 8.8 billion yen to 81.6 billion yen. Excluding the 9.4 billion yen effects of the dividend income from a subsidiary resulting from the gain on retirement of perpetual subordinated bonds issued in overseas markets, net business profit before credit costs was almost flat, but it surpassed the initial plan level of 65.0 billion yen. On a year-on-year basis, reflecting market conditions, pension trust fees and real estate brokerage commissions decreased, which was covered by an improvement in market related income. Details of non-consolidated net business profit before credit costs are shown starting on page 5, so please look at those later.

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Non-consolidated total substantial credit costs increased by 22.3 billion yen from 1HFY2008 to -32.7 billion yen, mainly due to the higher allowance in response to the increase in doubtful loans. As an above-mentioned result, net income decreased by 11.0 billion yen from 1HFY2008 to 19.3 billion yen.

■	Next I will explain the summary of business results of group companies. Please look at page 4.

(P. 4) Contribution of major group companies to consolidated financial results
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Regarding contribution of major group companies to consolidated financial results, I will explain the figures excluding the effect of special factor mentioned in the second line from the bottom on below chart.

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Contributions by group companies at the stage of net business profit before credit costs decreased by 5.5 billion yen from 1HFY2008 to 17.5 billion yen. The main reason is that revenues declined at group companies of stock transfer agency and fiduciary services businesses, due to the lower earnings as a result of the transition to paperless stock certificates and due to the market conditions.

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On the other hand, contributions by group companies at the stage of net income before goodwill amortization improved by 3.5 billion yen from 1HFY2008 to 6.3 billion yen, mainly because First Credit turned out to be positive due to the decrease in its total credit costs.

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There are some positive signs such as the recovery in financial results of First Credit, the move into the black of SBI Sumishin Net Bank, etc., but there were almost zero contribution amounts after consolidated adjustments including goodwill amortization, and we will strengthen our efforts towards recovery in financial results at each company from 2HFY2009 onwards.

■	Next I will explain concerning total substantial credit costs. Please proceed to page 8.

(P. 8) Breakdown of total substantial credit costs 1. Group companies, domestic (non-consolidated)
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Total substantial credit costs on consolidated basis increased from 1HFY2008 to -40.8 billion yen, but overseas credit costs and group companies’ credit costs, which were at high levels in FY2008, decreased, thus we think they are moving towards normalization.

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Regarding group companies’ credit costs, -4.9 billion yen out of the -8.1 billion yen was those of leasing subsidiaries. First Credit, which substantially increased its reserves in FY2008, had reversals of reserves resulting from factors such as collection of non-performing loans, and its  credit costs for 1HFY2009 turned out to be only -1.1 billion yen. Total credit costs of leasing subsidiaries were mainly affected by higher reserves resulting from worsening financial conditions of their clients, and since 1HFY2009 the reserve ratio has been raised to incorporate that.
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Non-consolidated domestic total credit costs of -24.1 billion yen shown in the table below were mainly caused by downgrades of loans from special mention category to doubtful category, which resulted in high reserves provided for those loans. I will explain this situation in detail later, along with migration analysis, and the situation of collaterals and allowances.

■	Please look at the next page.

(P. 9) Breakdown of total substantial credit costs 2. Overseas (non-consolidated)
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Non-consolidated overseas total substantial credit costs were -8.5 billion yen, including losses realized with the sale of loans and asset-backed securities in order to reduce risks. They were far below -10.0 billion yen in 1HFY2008, and 63.1 billion yen in 2HFY2008. With the stabilization of financial markets, impairment losses of asset-backed securities were only -4.5 billion yen.

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Though not included in this table, with the sale of securities impaired until FY2008, realized gains of 5.4 billion yen were recorded in 1HFY2009 and I think in that sense you can confirm the appropriateness of our market valuations.

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Regarding the total balance of overseas credit investments and the situation of their risk reduction, data are shown on pages 27 and 28 of the presentation material, so please refer to them later. Total balance of loans and securities including asset-backed securities decreased by over 110.0 billion yen in 1HFY2009 by sales and redemptions etc., thus you can confirm that risk reduction is proceeding as planned.

■	Please proceed to the next page 10.

(P. 10) Migration analysis and non-performing loans by industry
■	Here, I would like to explain the background of domestic total credit costs through migration analysis.
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Newly arising doubtful loans etc. shown in “Major factors of change from March 2009 (*1)” generally correspond to the increase in non-performing loans in “Transportation, postal service”, “Finance and insurance” and “Real estate” industries. On the other hand, with the determination and execution of restructuring plans, some doubtful loans were upgraded to loans to substandard debtors, and total credit costs in 1HFY2009 are mainly caused by provisions and reversals of allowance for loan losses due to these reclassifications as to the doubtful category.

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Loans to special mention debtors excluding loans to substandard debtors decreased significantly by 224.0 billion yen from 2009/3, owing to the repayments and upgrades especially in the “Finance and insurance” industry, as well as the downgrades.

■	Please proceed to the next page.

(P. 11) Non-performing loans: Collaterals and allowances
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Here, you can confirm the situation of collateral and allowance for the 242.2 billion yen of doubtful loans. As to coverage, we conservatively evaluated collaterals at 161.4 billion yen, and as a result of posting reserves based on estimates by the DCF method, we set aside high reserve ratio of 88% against unsecured portion and ensured high coverage ratio of 96% by collaterals and allowances for the entire loan amounts.

■	In 1HFY2009, non-performing loan itself largely increased, but I think these collaterals and allowances will greatly reduce potential risks in 2HFY2009 onwards.
■	This concludes my explanation about our financial results for 1HFY2009. Next, I will explain the situation of regulatory capital. Please look at page 14.

(P. 14) Regulatory capital
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Our consolidated Tier I capital ratio at 2009/9 improved significantly by 2.25% from 2009/3 to 9.88%. This is because Tier I capital increased due to our 109.0 billion yen issuance of preferred shares in September, as well as approximately 100.0 billion yen improvement in unrealized loss on available-for-sale securities, and because risk-weighted assets decreased by over 1 trillion yen.

■	Also for your reference, even after taking into account approximately 76.0 billion yen of goodwill caused by the purchase of Nikko AM on October 1, we ensured the level of nearly 9.3%.
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The major factors of the significant decrease in risk-weighted assets are shown on the lower right. This is not only due to the reduction of actual risk amount such as reduction of securitized products and market related risk, but also due to our past conservative valuations of sovereign risks and probability of default of special mention debtors.

■	Next, I would like you to confirm our indices which you should focus on from the aspect of quality of Tier I capital.
Please proceed to page 15.

(P. 15) Quality and quantity of capital, reduction of shareholding risk
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The left table shows our “Core Tier I capital ratio”, which is calculated based on Tier I capital excluding preferred shares and preferred securities. This was 6.85% at 209/9, and was over 6.2% even after taking into account the impact of goodwill of Nikko AM. We continue to adopt the Foundation Internal Ratings-Based approach, and considering the point that the risks of future risk weight fluctuations are limited compared to the Advanced Internal Rating-Based approach (AIRB), we think we have a relatively strong position among major banks in terms of tolerance for risk.

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Amid discussions of international capital adequacy ratio regulation revisions, introduction of the leverage ratio is being considered as a complementary index, as the upper right table shows the assumed figure which is consolidated total assets divided by consolidated Tier I. Our figure at 2009/9 was 16.6 times, a much lower level than each megabank group. Even considering that many elements such as the final definition of leverage ratio are undecided, my view is that the impact of the introduction of such new regulation would be relatively small.

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Future review of our financial and capital policies will be necessary based on the regulatory trends, but as explained in the midterm management plan, while we have put more priority on enhancing capital adequacy, our basic concept of emphasizing balance with capital efficiency is unchanged. Same as in 1HFY2009, our policy is to first work on more advanced controls of risk-weighted assets and measurement methods which contribute to the coexistence of capital adequacy and capital efficiency.

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The lower right table shows the ratio of stock holdings on cost basis to Tier I capital. The ratio decreased to 33.3% at 2009/9, mainly due to improvement in the denominator, and we continue to work on its steady reduction in the 2HFY2009 onwards with the aim of achieving the mid-term target of 30%.

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Regarding our credit portfolio situation, we disclose detailed data starting on page 26, especially for international credit investment, loans to nonbank financial industry and real estate-related loans, so please look at those later. Next, I will explain our earnings forecast for FY2009. Please look at page 17.

(P. 17) Forecast for FY2009
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In our earnings forecast for FY2009, consolidated total substantial credit costs are 10.0 billion yen below the previous forecast, while other non-recurring profit including non-consolidated gain/loss on stocks is lowered by 5.0 billion yen, and net income is forecasted to remain at 45.0 billion yen on consolidated basis.

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Non-consolidated domestic total substantial credit costs are estimated to decrease by 10.0 billion yen based on the significant decrease in loans to special mention debtors, and overseas total substantial credit costs are estimated to decrease by 5.0 billion yen based on more stable credit markets. In contrast, we estimate 5.0 billion yen increase in total substantial credit costs of group companies, based on trends in 1HFY2009.

■	Based on the earnings forecast above, dividend per share is planned to be 10 yen, the same level as the previous forecast.
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Next, as an update on group strategy, I will explain our efforts regarding Nikko AM which became our subsidiary on October 1, and our measures to strengthen business foundations of two leasing subsidiaries through their merger. Please proceed to page

19 of the presentation material.

(P. 19)  Acquisition of Nikko Asset Management (Nikko AM)
– Drastic reinforcement of investment sales strategy
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The aims of the acquisition of Nikko AM are to expand and enhance the foundations of our asset management and asset custody businesses, and drastically reinforce our own investment sales function. In developing our “Trustee-ness” investment sales model, our policy is to make the maximum use of Nikko AM’s attractive products, sales support capability and product development capability.

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Measures to strengthen our retail investment sales strategy are conversion to a sales style utilizing our consulting know-how for institutional investors, specifically the introduction of “core + satellite” sales model and portfolio consulting approach. We plan to have Nikko AM play a part in innovating our investment sales model, especially through its provision of “trendy satellite” products, training for our sales staff, and support for our sales activities.

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Specific measures for stronger tie-up are shown in the lower left box. Specific initiatives have already begun, with launch of our two exclusive mutual funds for us, and sales promotion support by 8 exclusive staff for us.

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We greatly reinforced our investment sales staff in October, and plan to increase about 30 sales staff in 2HFY2009. By these strengthening initiatives, we are working to develop clients with new profiles which differ from our traditional clients of loan trusts, and we have made a plan with the challenge of doubling our investment trust sales in 2HFY2009 compared to 1HFY2009.

■	Next, I will explain our initiative to boost profitability through the merger of two leasing subsidiaries. Please look at page 21.

(P. 21)  Integration of two leasing companies – initiative to be more competitive with stronger earnings power
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Management integration of STB Leasing Co., Ltd. and Sumishin Matsushita Financial Services Co., Ltd. was executed in March last year through a holding company structure, and we have been strengthening their business cooperation. In order to accelerate achieving results from the integration, we decided to merge the two companies in April next year.

■	Panasonic will have 15% of shares in the new merged company, and we have agreed with Panasonic to maintain and even further strengthen the tie-up with Panasonic Group.
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We will proceed to reallocate staff by integrating headquarters and sales units of two companies, and to put managerial resources into promising business areas. Specifically, we will put effort into dealer leasing, as well as credit and housing related loans including solar loans through tie-up with Panasonic Group. Together with the streamlining measures executed last fiscal year, we try to solidify the foundation of its earnings. As for net business profit, the combined figure of two companies is planned to hit the bottom of over 6.0 billion yen in this fiscal year and to get back on a recovery track from next fiscal year onwards.
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Finally, I would like to explain once more the background, significance and aims of the basic agreement reached on November 6 for the management integration with Chuo Mitsui Trust Group. Please refer to page 1 of the separate document.

(P. 1) Background of Management Integration
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First, I will explain the background of reaching this agreement on the management integration. In short, the two companies have completely shared the same views on the management environment after experiencing the global financial crisis since last year.

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The financial crisis has led to major structural changes in the economy and society. Against the background of Japan’s low birthrate and aging society, as well as the maturing of its economy and industries, client needs in managing their assets are becoming increasingly advanced, diverse and complex. I believe we are truly entering an era where a trust group, featuring high levels of expertise and broad scope of businesses, should give full play to its strengths.

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President Tanabe and I completely agree on this view, and reached an agreement to combine both company’s managerial resources with an eye to the future, and thereby create a new trust bank group to provide speedy, diverse and advanced services to a broader range of clients.

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I have been saying from before that our company’s scale is appropriate from the perspectives of conducting businesses as a trust bank, and maintaining sound management and finance. However, it is natural to conclude that the level of a bank’s “appropriate scale” has been raised when we take into consideration our global business development with a focus on Asia in addition to the sophistication and the diversification of client needs as well as the regulatory environment and accounting system trends for financial institutions. In order to break through this situation, I have reached the decision that it is best to combine managerial resources with a partner with whom we share the same management philosophy.

■	Please proceed to page 2.

(P. 2) What is “The Trust Bank”?
■	We have expressed our beliefs in creating a new trust bank as “The Trust Bank.” It means, “The Trust Bank Group taking pride as Japan’s leading trust bank group which boasts the largest scale and the highest status by combining banking, asset management and administration and real estate businesses.” This is nothing different from our endeavor to further expand our original vision.
■	Please look at page 3.

(P.3) Post-integration Vision (1) – Largest scale & highest status in Japan
■	Here, you can confirm the business scale and the position of each business of the trust bank group after integration. All the data are as of March 31, 2009.
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We will have 58 trillion yen of assets under management and 181 trillion yen of assets under custody, becoming a top player in Japan as an asset management and administration institution. As to sales balance of mutual funds and individuals annuities, we will be ranked third after the two megabanks, dramatically boosting our presence as a financial group which manages financial assets for retail clients.

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In real estate business and stock transfer agency business, we will become first or second among trust banks, enabling further improvements in our expertise with stronger information network and higher service quality.

■	Next, I will show how the combination of the two companies is complementary, using figures of our client bases and branch networks. Please look at page 4.

(P. 4) Post-integration Vision (2) – Reinforcing and combining client bases
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First, regarding our wholesale client base, both companies have a broad client base including Mitsui Group and Sumitomo Group. There is not more than 25% overlap between two companies’ top 100 corporate borrowers. This is an evidence that our complimentary client base is also a very effective combination of portfolios in the sense of reducing concentration risk.

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Second, regarding our retail client base, looking at our regional distribution of  “Total retail depositary assets balance”, you can confirm that Sumitomo Trust has a strong base in the Kansai area, while Chuo Mitsui Trust is strong in the Tokyo metropolitan and Chubu areas, making it clear that our combination produces a very balanced retail client base.

■	Please proceed to the next page.

(P. 5) Post-integration Vision (3) – Reinforcing and combining branch networks
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This page shows the complementariness of our domestic and overseas networks. You can see that our domestic network is regionally complementary, and I think that the new trust bank’s network will be substantially reinforced, centering on suburban branches which are very important from the aspect of client convenience.

■	The lower table shows our network of overseas branches and subsidiaries. This integration makes it possible to significantly strengthen the system of asset management related businesses.

■	Next, I will explain our basic approach to how we will pursue synergy effects by the integration. Please look at page 6.

(P. 6) Integration Effects (1) – Earnings Synergies
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First, regarding synergy effects on the revenue side, through the integration of three trust banks in the new trust bank group, we will review overlapping functions, especially within management units, reorganize, and assign staff to strategic fields. We will make the best use of staff with expertise in the fields such as asset management, pension and real estate, as shown in the upper right, to reinforce investment and consulting capabilities.

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Specifically, we will actively put managerial resources into five business areas shown below to meet increasingly advanced and diversified client needs. Our shift of managerial resources to the investment sales area is expected to produce especially strong results, and we plan to pursue the ripple effects on asset management and custody businesses. As to global development, our policy is to strengthen our response to investment needs of overseas investors in Japanese stocks and real estates, as well as our asset management capability of Asian stocks. Especially in these areas, we want to achieve dramatic growth as a world-class trust bank group. We will also leverage our expanded and enhanced wholesale client base to strengthen businesses with overseas Japanese companies.

■	Next, I will explain synergies from the cost side. Please look at page 7.

(P. 7) Integration Effects (2) – Costs Synergies
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We will seek to achieve the greatest integration effects through cost reductions by promoting greater efficiency in systems and administration. The table shows actual system costs and other non-personnel costs for each company on non-consolidated basis for FY2008.

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As to systems costs, in addition to banking systems and pension related systems currently developed and operated by each company, we will review ways to promote efficiency in the stock transfer agency systems currently developed and operated by each company’s subsidiary over the medium term. As to other non-personnel costs, we will aim for large cost reductions through review of overlapping functions, especially costs related to office buildings and outsourcing within management units.

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I also believe that the integration will enable us to respond more efficiently to changes in regulatory frameworks such as international accounting standards, Basel standards, and others that are expected to occur within the next few years.

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Regarding these earnings synergies and cost synergies, both companies will proceed to determine management targets for the new trust bank group, and we will explain specific figures as soon as possible next year.

■	Please proceed to page 8.

(P. 8) Financial Soundness
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Here, we show several indices on the financial conditions of both companies. I think that both companies have currently ensured sufficient levels of capital both in quality and quantity. We plan to make the new trust bank use an international standard. Based on the global trend towards the tightening of capital adequacy ratio regulations, we will continue to work towards maintaining and enhancing our capital foundations with appropriate controls of risk-weighted assets including the reduction of shareholding risk.

■	Next, I will summarize our current thinking on capital and dividend policy. Please look at page 9.

(P. 9) Capital and Dividend Policy
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First, regarding our capital adequacy ratio target, before integration we will continue to target Tier I capital ratio at 8% and above on consolidated basis. We will keep track of global discussions for the tightening of capital adequacy ratio regulations and plan to determine appropriate targets after integration.

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We have expressed our view on the public funds of Chuo Mitsui Trust Holdings, which becomes a subject related to the capital policy, in the middle of the table. We understand that Chuo Mitsui Trust Holdings intends to work towards repayment of the public funds as soon as possible before integration, based on global discussions for the tightening of capital adequacy ratio regulations and stock market trends. If Chuo Mitsui Trust Holdings is unable to repay the public funds before integration, the new trust bank group will work towards repayment of the public funds as soon as possible after the integration. We do not believe that the existence of the public funds to be a large issue for working towards our larger goal of creating a trust bank group which takes pride as the largest scale and highest status in Japan.

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Our dividend policy before integration will be unchanged, with our policy of aiming for consolidated dividend payout ratio at about 30%. After integration, we will maintain a basic policy of emphasizing shareholders’ interests, and will plan to review this subject based on earnings forecasts and trends in capital adequacy ratio regulations.

■	Finally, please look at page 10, where we summarize the significance of this management integration in relation to our midterm management plan announced in May.

(P. 10) Relationship with Midterm Management Plan
■	The midterm management plan upholds the four objectives shown here. In conclusion, I am confident that the management integration with Chuo Mitsui Trust Group at one stroke truly accelerates achievement of the four objectives upheld in the current midterm management plan, and leads to significant leap forward, due to its complementary, reinforcing and enhancing nature.
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For example, in the sense of expanding market shares of targeted businesses, and exploiting new markets, we will ensure the highest status in trust and property management businesses, and utilize our highly complementary client bases to further expand and cultivate it.

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As for solidifying the foundations of our earnings, the integration enables substantial reinforcement and enhancement in the investment sales and real estate business areas, which we have deemed to be medium and long term growth areas but to have issues of business resource restrictions.

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As for positioning ourselves as the “Standard-bearer of Trust” and “No.1 Trust Bank,” we aim to establish our position as the “No.1 Trust Bank” in both name and reality, surpassing trust banks in the megabank groups in business size as well as service content and quality by providing comprehensive solutions based on “truly client first” philosophy, which is only made possible as we develop and come in close contact with our client base by our own initiatives. In trust product development, we will utilize greatly reinforced managerial resources and broadly make an appeal of the social benefit of trust function.

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By the management integration with Chuo Mitsui Trust Group, we will set sights higher as to our goals, and I would like to explain the future vision of the new trust bank group by means of three concepts in my own way.

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The first concept is to aim for “World-class Trust Bank”. First of all, we want to be “No.1 Trust Bank in Asia” by actively putting managerial resources into trust and property management businesses, centering on asset management and administration in Asia.

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The second concept is to establish our status as “The leading financial group in Japan that has strength in investment sales, asset management and administration” for clients of institutional investors, corporations, and individuals. We will try to provide a unique business model by incorporating real estate business, an advantage of trust banks, into the above businesses.

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The third concept is to make an appeal of the social significance as “Core player” in the financial intermediary function including banking business in Japan. Based on broad wholesale and retail client bases, the new trust bank group will deploy credit business with balance of approximately 20 trillion yen, as well as asset securitization business with entrusted assets of over 10 trillion yen. We want to fulfill differentiated function compared with megabanks, and to increase diversity in the homogeneous banking industry.

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I think that our way to break through the “New Paradigm”, as was mentioned at the beginning, is to realize the above goals. In order to realize them, we will try to overcome challenges one by one speedily by making the best use of abundant managerial resources of the new trust bank group efficiently.

■	That concludes my explanation. Thank you for listening.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;
•	failure to obtain a necessary shareholder approval;
•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;
•	challenges in executing our business strategies;
•	the effects of financial instability or other changes in general economic or industry conditions; and
•	other risks to consummation of the transaction.

Additional Information and Where to Find It
Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd.  The Form F-4, if filed, will contain a prospectus and other documents.  If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon.  The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction.  U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination.  The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.